April 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric Atallah Kevin Vaughn Ada D. Sarmento Tim Buchmiller

Re:	Recursion Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-254576

Acceleration Request
Requested Date: April 15, 2021
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Recursion Pharmaceuticals, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-254576) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Philip Oettinger at (650) 565-3564.

* * * *

Sincerely,

Recursion Pharmaceuticals, Inc.

/s/ Christopher Gibson

Christopher Gibson
Chief Executive Officer

cc:	Louisa Daniels, Recursion Pharmaceuticals, Inc.

Nathan Hatfield, Recursion Pharmaceuticals, Inc.

Patrick Schultheis, Wilson Sonsini Goodrich & Rosati, P.C.

Philip Oettinger, Wilson Sonsini Goodrich & Rosati, P.C.

Jeana Kim, Wilson Sonsini Goodrich & Rosati, P.C.

Alan Denenberg, Davis Polk & Wardwell LLP

Stephen Salmon, Davis Polk & Wardwell LLP